Exhibit 99.43

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Lithium Americas Corp. (the “Company”)

1100 - 355 Burrard St.

Vancouver, British Columbia

V6C 2G8

2.	Date of Material Change November 2, 2017

3.	News Release

The news release announcing the material change described below was disseminated via MarketWired on November 3, 2017. A copy of the news release was filed on SEDAR.

4.	Summary of Material Change

On November 3, 2017, the Company announced that it had applied to list its common shares on the NYSE American stock exchange.

In connection with the planned U.S. listing, and as previously authorized by its shareholders, the Company also announced the implementation of a share consolidation of its outstanding common shares, as approved by the Company’s board of directors on November 2, 2017, to be effected on the basis of one new common share for every five currently outstanding common shares. The consolidation took effect on November 8, 2017 and the Company’s common shares commenced trading on the Toronto Stock Exchange on a post-consolidation basis beginning at the open of markets on November 8, 2017.

5.	Full Description of Material Change

On November 3, 2017, the Company announced that it had applied to list its common shares on the NYSE American stock exchange. In connection with the planned U.S. listing, and as previously authorized by its shareholders, the Company also announced the implementation of a share consolidation of its outstanding common shares. The Company’s board of directors determined on November 2, 2017 that the consolidation would be effected on the basis of one new common share for every five currently outstanding common shares. The consolidation took effect on November 8, 2017 and the Company’s common shares commenced trading on the Toronto Stock Exchange on a post-consolidation basis beginning at the open of markets on November 8, 2017.

As at November 3, 2017, there were 442,281,126 common shares issued and outstanding, and upon completion of the consolidation, there were 88,456,225 common shares of the Company issued and outstanding, subject to rounding for any fractional shares. No fractional shares were issued as a result of the share consolidation. Fractional interests of 0.5 or greater were rounded up to the nearest whole number of shares and fractional interests of less than 0.5 were rounded down to the nearest whole number of common shares.

Registered shareholders holding share certificates have been mailed a letter of transmittal, advising of the share consolidation and instructing them to surrender their share certificates representing pre-consolidation common shares for replacement certificates representing their post-consolidation common shares. Until surrendered for exchange, following the effective date of the consolidation, each share certificate formerly representing pre-consolidation common shares will be deemed to represent the number of whole post-consolidation common shares to which the holder is entitled as a result of the consolidation.

Holders of common shares of the Company who hold uncertificated common shares (i.e., common shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in “street name” for their benefit. Such holders do not need to take any additional actions to exchange their pre-consolidation common shares for post-consolidation common shares.

Beneficial shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that have been put in place by the Company for registered shareholders.

The Company currently anticipates that, subject to the receipt of all required approvals, its common shares will begin trading on the NYSE American stock exchange before the end of 2017. The listing of the Company’s common shares on the NYSE American stock exchange remains subject to the approval of that exchange and the satisfaction of all applicable listing requirements. After completing a listing on the NYSE American stock exchange, the Company intends to apply to migrate its listing to the New York Stock Exchange (“NYSE”) at such time as it satisfies applicable eligibility requirements, and any such migration remains subject to the approval of the NYSE.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Further Information/Executive Officer

For further information, please contact Eduard Epshtein, Chief Financial Officer, at 1-778-656-5811.

9.	Date of Report

November 9, 2017.

Forward-Looking Information

Statements in this material change report that are “forward-looking information” within the meaning of applicable securities laws are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this material change report include the expectations of the Company for its common shares to be listed and traded on the NYSE American stock exchange and the anticipated timeframe thereof and the intention of the Company to apply to migrate its listing to the New York Stock Exchange. When used in this report, the words such as “intent”, “intend”, “expect” and similar expressions represent forward-looking information. Information provided in this report is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed Management’s Discussion and Analysis, Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this material change report, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.